

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

November 1, 2016

Ka Wai Andy Yeung
Chief Financial Officer
Cheetah Mobile Inc.
Hui Tong Times Square
No. 8, Yaojiayuan South Road
Chaoyang District, Beijing 100123

> **Re: Cheetah Mobile Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2015**
> **Filed April 22, 2016**
> **File No. 001-36427**

Dear Mr. Yeung:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief
Office of Information Technologies
and Services